SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 11, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: November 13, 2015

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for the Fourth Quarter and Fiscal Year 2015

- Fourth Quarter and Fiscal Year 2015 Net Revenue Meets Guidance, Reaching $35.6 Million and $108.2 Million, Respectively -

- Declares Annual Special Cash Dividend of $0.225 per Ordinary Share or $0.90 per ADS –

- Expands Share Repurchase Program to $20 Million -

BEIJING — November 11, 2015 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the fourth quarter and fiscal year 2015 ended September 30, 2015.

Fourth Quarter Fiscal 2015 Financial and Operational Highlights

•	Total course enrollments reached 901,000, an increase of 2.4% from the fourth quarter of fiscal 2014.

•	Cash receipts from online course registration reached $17.0 million, a 1.2% increase from the fourth quarter of fiscal 2014.

•	Net revenue increased slightly by 0.8% to $35.6 million from $35.3 million in the prior year period, meeting the Company’s guidance range of $35.3 million to $37.0 million.

•	Gross profit decreased slightly by 1.9% to $23.6 million from $24.1 million in the prior year period.

•	Non-GAAP[1] gross profit decreased slightly by 1.7% to $23.6 million from $24.1 million in the prior year period.

•	Gross margin was 66.4%, compared with 68.2% in the prior year period. Non-GAAP[1] gross margin was 66.5%, compared with 68.2% in the prior year period.

•	Operating income increased by 6.0% to $15.1 million from $14.2 million in the prior year period.

•	Non-GAAP[1] operating income increased by 8.4% to $15.6 million from $14.4 million in the prior year period.

•	Net income increased slightly by 0.7% to $13.5 million from $13.4 million in the prior year period.

•	Non-GAAP[1] net income increased by 3.4% to $14.0 million from $13.6 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.377 and $0.376, compared with basic and diluted net income per ADS of $0.376 and $0.375, respectively, for the fourth quarter of fiscal 2014. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.393 and $0.390, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.380 and $0.379, respectively, for the fourth quarter of fiscal 2014.

•	Operating cash flow decreased by 33.3% to $4.9 million from $7.4 million in the fourth quarter of fiscal 2014.

Fiscal Year 2015 Financial and Operational Highlights

•	Total course enrollments were 3.3 million, an increase of 2.9% from fiscal year 2014.

•	Cash receipts from online course registration reached $94.4 million, a 11.4% increase from fiscal year 2014.

•	Net revenue increased by 11.3% to $108.2 million from $97.2 million in fiscal year 2014.

•	Gross profit increased by 11.2% to $63.8 million from $57.4 million in fiscal year 2014.

•	Non-GAAP[1] gross profit increased by 11.5% to $64.0 million, from $57.4 million in fiscal year 2014.

•	Gross margin was 59.0%, in line with fiscal year 2014. Non-GAAP[1] gross margin was 59.1%, compared with 59.0% in fiscal year 2014.

•	Operating income increased by 8.6% to $26.7 million from $24.6 million in fiscal year 2014.

•	Non-GAAP[1] operating income increased by 13.5% to $28.4 million from $25.1 million in fiscal year 2014.

•	Net income increased by 5.0% to $24.6 million from $23.4 million in fiscal year 2014.

•	Non-GAAP[1] net income increased by 10.2% to $26.4 million from $23.9 million in fiscal year 2014.

•	Basic and diluted net income per ADS were $0.686 and $0.684, compared with $0.671 and $0.666 for fiscal year 2014, respectively.

•	Basic and diluted non-GAAP[1] net income per ADS was $0.739 and $0.733, respectively, compared with $0.685 and $0.681 for fiscal year 2014, respectively.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “2015 marks the fifteenth anniversary since our inception and yet another milestone in our journey. We saw modest increases in enrollment this year despite a weaker business climate, indicating that professionals recognize the high value of our courseware and appreciate the various ways they can access our courses according to their individual schedules and preferred learning methods. Moreover, during fiscal 2015 we faced a number of challenges which impacted our revenue growth, including the previously announced suspension of the Registered Tax Agent exam, industry developments related to our Engineering and Construction vertical, and exam timing changes. Despite these challenges, we were able to deliver year-over-year revenue growth in the fourth quarter and fiscal year 2015 of 0.8% and 11.3%, respectively, both meeting our guidance, driven by our focus on delivering high quality courseware and services to our course participants. Our relentless efforts are paying off, reflected by the accelerating cash revenue growth in October 2015, and position us well for continued improvement in fiscal 2016.”

“We have a strong track record of developing and delivering innovative, results-oriented and high-quality courses and services to our course participants. To escalate our competitive advantages, we will continue to invest in advanced technology and innovative areas such as our Open Learning Platform, mobile related products, Big Data initiative, and our College Cooperation Program.”

“Education development is a strategic priority for the Chinese government. The recent inclusion of innovative education reform in China’s thirteenth five-year plan offers significant opportunities for CDEL and the online professional education sector. We remain enthusiastic about our future and believe our strong focus on driving innovation in learning will position us to deliver sustainable growth for years to come.” Mr. Zhu concluded.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “We are pleased to deliver an improvement in non-GAAP operating margins during our fourth fiscal quarter compared with the same period last year, as well as a modest year-over-year increase in our fiscal 2015 non-GAAP operating margins. While we faced a challenging environment in fiscal 2015, our non-GAAP operating margin performance demonstrates the resiliency of our business model and our ability to control operating expenses. As we look ahead to fiscal 2016, we will continue to balance our efforts to drive revenue growth with a strong focus on profitability and expense controls.”

Dividend

The Company today announced that its Board of Directors has approved and declared a special cash dividend of $0.225 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 6, 2016.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of $0.90 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 13, 2016.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan and market conditions, the Company’s Board of Directors will, on a yearly basis, consider paying a dividend.

Expansion of Share Repurchase Program

On August 18, 2015, the Board of Directors approved a share repurchase program which originally authorized the Company to repurchase up to $10 million of its issued and outstanding American Depositary Shares (“ADSs”) during a one-year period from August 18, 2015 to August 17, 2016. As of October 31, 2015, the Company had repurchased 539,567 ADSs on the open market for a consideration of $6.8 million.

On November 11, 2015, the Board of Directors approved an increase to the share repurchase authorization of an additional $10 million to a total of $20 million.

“The special cash dividend and the expansion of the share repurchase program attest to our strong commitment to increasing the return to our shareholders,” said Zhengdong Zhu, CDEL’s Chairman and Chief Executive Officer. “We believe these programs are an effective use of capital to maximize long-term shareholder value and underscore our strong belief in the underlying strength of our business.”

Fourth Quarter Fiscal 2015 Financial Results

Net Revenue. Total net revenue increased slightly by 0.8% to $35.6 million in the fourth quarter of fiscal 2015, from $35.3 million in the fourth quarter of fiscal 2014. Net revenue from online education services, books and reference materials, and other sources contributed 84.3%, 4.7% and 11.0%, respectively, of our total net revenue for the fourth quarter of fiscal 2015.

Online education services. Net revenue from online education services was $30.0 million in the fourth quarter of fiscal 2015, in line with the prior year period. In particular, strong revenue from the healthcare vertical was offset by a decrease in revenue from the accounting vertical, primarily due to a change in the exam date of the Elementary Level Accounting Professional Qualification Exam and the suspension of Registered Tax Agent exam.

Books and reference materials. Net revenue from books and reference materials decreased by 6.1% to $1.7 million in the fourth quarter of fiscal 2015 from $1.8 million in the fourth quarter of fiscal 2014.

Others. Net revenue from other sources increased by 12.2% to $3.9 million in the fourth quarter of fiscal 2015 from $3.5 million in the fourth quarter of fiscal 2014, mainly due to higher revenue from in-person accounting professional training courses and business start-up training courses. This increase was partially offset by a decrease in revenue from platform production services.

Cost of Sales. Cost of sales increased by 6.8% to $12.0 million in the fourth quarter of fiscal 2015, from $11.2 million in the fourth quarter of fiscal 2014. Non-GAAP1 cost of sales increased by 6.4% to $11.9 million in the fourth quarter of fiscal 2015 from $11.2 million in the fourth quarter of fiscal 2014. The increase in cost of sales was mainly due to increased lecture fees, salaries and related expenses and rental and related expenses. This increase was partially offset by a decrease in the cost of books and reference materials.

Gross Profit. Gross profit decreased slightly by 1.9% to $23.6 million in the fourth quarter of fiscal 2015 from $24.1 million in the prior year period. Non-GAAP1 gross profit decreased slightly by 1.7% to $23.6 million in the fourth quarter of fiscal 2015 from $24.1 million in the prior year period. Gross margin was 66.4% in the fourth quarter of fiscal 2015, as compared to 68.2% in the fourth quarter of fiscal 2014. Non-GAAP1 gross margin was 66.5% in the fourth quarter of fiscal 2015, as compared to 68.2% in the fourth quarter of fiscal 2014.

Operating Expenses. Total operating expenses decreased by 13.5% to $8.5 million in the fourth quarter of fiscal 2015, from $9.9 million in the prior year period. Non-GAAP1 total operating expenses decreased by 17.0% to $8.1 million in the fourth quarter of fiscal 2015, from $9.7 million in the prior year period. The decrease in operating expenses was primarily due to decreased commissions for the Company’s online distributors and a decrease in the Company’s performance-based employee bonus. This decrease was partially offset by higher marketing and promotional expenses, share-based compensation expenses, and other selling and administrative expenses.

Selling expenses. Selling expenses decreased by 23.1% to $4.3 million in the fourth quarter of fiscal 2015 from $5.6 million in the prior year period. Non-GAAP1 selling expenses decreased by 23.5% to $4.3 million in the fourth quarter of fiscal 2015 from $5.6 million in the prior year period. The decrease in selling expenses was primarily driven by decreased commissions for the Company’s online distributors and a decrease in the Company’s performance-based employee bonus. This decrease was partially offset by an expansion of our marketing and promotional activities, and higher other selling expenses.

General and administrative expenses. General and administrative expenses remained flat at $4.2 million in the fourth quarter of fiscal 2015, as compared to the prior year period. Non-GAAP1 general and administrative expenses decreased by 8.0% to $3.8 million in the fourth quarter of fiscal 2015, from $4.1 million in the prior year period. The decrease in general and administrative expenses was primarily due to the decrease in performance-based employee bonus. This decrease was partially offset by higher share-based compensation expenses, and other administrative expenses.

Income Tax Expense. Income tax expense increased by 96.3% to $3.1 million in the fourth quarter of fiscal 2015, from $1.6 million in the prior year period. Income tax expense in the fourth quarter of fiscal 2014 included a reversal of certain accumulated unpaid income tax expenses accrued in earlier fiscal years.

Net Income. As a result of the foregoing, net income increased slightly by 0.7% to $13.5 million in the fourth quarter of fiscal 2015 from $13.4 million in the prior year period. Non-GAAP1 net income increased by 3.4% to $14.0 million in the fourth quarter of fiscal 2015 from $13.6 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 33.3% to $4.9 million in the fourth quarter of fiscal 2015, from $7.4 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the fourth quarter of fiscal 2015. The increase in accrued expenses and other liabilities, income tax payable, and refundable fees also contributed to the cash inflow. This operating cash inflow was partially offset by the increase in accounts receivable and the decrease in deferred revenue.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2015 decreased by 2.7% to $138.8 million from $142.6 million as of June 30, 2015, mainly due to the share repurchase of $3.3 million, capital expenditures of $1.4 million primarily for new office space in our Company headquarters’ building, and the payment of outstanding dividend payable of $0.8 million. This decrease was partially offset by cash inflow generated from operating activities in the fourth quarter of fiscal 2015.

Fiscal Year 2015 Financial Results

Net revenue. Total net revenue increased by 11.3% to $108.2 million in fiscal year 2015, from $97.2 million in fiscal year 2014. Net revenue from online education services, books and reference materials, and other sources contributed to 82.0%, 6.3% and 11.7%, respectively, of our total net revenue for fiscal year 2015.

Online education services. Net revenue from online education services increased by 10.1% to $88.7 million in fiscal year 2015 from $80.5 million in fiscal year 2014.

Books and reference materials. Net revenue from books and reference materials increased by 7.5% to $6.9 million in fiscal year 2015 from $6.4 million in fiscal year 2014.

Others. Net revenue from other sources increased by 23.3% to $12.6 million in fiscal year 2015 from $10.3 million in fiscal year 2014.

Cost of Sales. Cost of sales increased by 11.4% to $44.3 million in fiscal year 2015, from $39.8 million in fiscal year 2014. Non-GAAP1 cost of sales increased by 11.0% to $44.2 million in fiscal year 2015 from $39.8 million in fiscal year 2014.

Gross Profit. Gross profit increased by 11.2% to $63.8 million in fiscal year 2015 from $57.4 million in fiscal year 2014. Non-GAAP1 gross profit increased by 11.5% to $64.0 million in fiscal year 2015 from $57.4 million in fiscal year 2014. Gross profit margin for fiscal year 2015 was 59.0%, in line with fiscal year 2014. Non-GAAP1 gross margin for fiscal year 2015 was 59.1%, compared with 59.0% in fiscal year 2014.

Operating Expenses. Total operating expenses increased by 13.0% to $37.4 million in fiscal year 2015 from $33.1 million in fiscal year 2014. Non-GAAP1 total operating expenses increased by 9.7% to $35.8 million in fiscal year 2015 from $32.6 million in fiscal year 2014.

Selling expenses. Selling expenses increased by 12.8% to $24.2 million in fiscal year 2015 from $21.4 million in fiscal year 2014. Non-GAAP1 selling expenses increased by 12.4% to $24.1 million in fiscal year 2015 from $21.4 million in fiscal year 2014.

General and administrative expenses. General and administrative expenses increased by 13.4% to $13.2 million in fiscal year 2015 from $11.6 million in fiscal year 2014. Non-GAAP1 general and administrative expenses increased by 4.5% to $11.6 million in fiscal year 2015 from $11.1 million in fiscal year 2014.

Income Tax Expense. Income tax expense increased by 45.0% to $5.9 million in fiscal year 2015 from $4.1 million in fiscal year 2014.

Net Income. Net income increased by 5.0% to $24.6 million in fiscal year 2015 from $23.4 million in fiscal year 2014. Non-GAAP1 net income increased by 10.2% to $26.4 million in fiscal year 2015 from $23.9 million in fiscal year 2014.

Operating Cash Flow. Net operating cash inflow in fiscal year 2015 was $37.6 million, compared with $44.1 million in fiscal year 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2015 decreased by 1.2% to $138.8 million from $140.4 million as of September 30, 2014.

Outlook

For the 2016 fiscal year, the Company expects to generate total net revenue in the range of $124.4 million to $129.8 million, representing a year-over-year growth of approximately 15% to 20%.

For the first quarter of fiscal 2016, the Company expects to generate total net revenue in the range of $21.5 million to $22.6 million, representing year-over-year growth of approximately 0% to 5% as our quarterly revenue distribution fluctuates year to year.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on November 12, 2015 to discuss its fourth quarter and fiscal year 2015 financial results and recent developments. The conference call may be accessed by calling +1-866-5194-004 (US Toll Free), +65-6713-5090 (International), 400-620-8038 (China), +852-3018-6771 (Hong Kong), or +44-203-0598-139 (UK). The passcode is CDEL or DL.

A telephone replay will be available two hours after the call until November 19, 2015 at +1-855-4525-696 (US Toll Free), +61-2-8199-0299 (International), 400-632-2162 (China), 800-963-117 (Hong Kong), or 0808-234-0072 (UK). The replay passcode is 66127436.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, health-care, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2016 and fiscal year 2016 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the opportunity of recent inclusion of innovative education reform in China’s thirteenth five-year plan and its intended benefits, the launch and anticipated benefits of the CDEL’s investment in innovative areas such as Open Learning Platform, mobile related products, Big Data initiative, and College Cooperation Program, CDEL’s distribution of special cash dividends and CDEL’s share repurchase program) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes to Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2014	September 30, 2015
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	118,075	117,750
Term deposit	5,702	4,720
Restricted cash	16,637	16,312
Accounts receivable, net of allowance for doubtful accounts of US$158 and US$1,250 as of September 30, 2015 and 2014, respectively	1,637	2,800
Inventories	449	871
Prepayment and other current assets	3,749	4,960
Amount due from a related party	—	103
Deferred tax assets, current portion	2,116	1,508
Deferred cost	1,248	1,163

Total current assets	149,613	150,187
Non-current assets:
Property, plant and equipment, net	10,721	12,916
Goodwill	7,689	7,429
Other intangible assets, net	1,384	1,078
Deposit for purchase of non-current assets	94	93
Other non-current assets	2,128	2,457

Total non-current assets	22,016	23,973

Total assets	171,629	174,160

Liabilities and equity:
Current liabilities:
Bank borrowing	16,583	16,467
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$24,168 and US$21,275 as of September 30, 2015 and 2014, respectively)	22,695	26,033
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,474 and US$3,504 as of September 30, 2015 and 2014, respectively)	4,209	4,453
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$29,540 and US$23,319 as of September 30, 2015 and 2014, respectively)	23,423	29,563
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,245 and US$5,199 as of September 30, 2015 and 2014, respectively)	5,199	5,245

Total current liabilities	72,109	81,761
Non-current liabilities:
Deferred tax liabilities, non-current portion	1,110	1,590

Total non-current liabilities	1,110	1,590

Total liabilities	73,219	83,351

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2015 and 2014, respectively; Authorized – 500,000,000 and 500,000,000 at September 30, 2015 and 2014, respectively; Issued and outstanding –142,406,933 and 142,752,873 shares at September 30, 2015 and 2014, respectively)	14	14
Additional paid-in capital	77,270	55,598
Accumulated other comprehensive income	6,220	2,735
Retained Earnings	14,906	32,462
Total equity	98,410	90,809

Total liabilities and equity	171,629	174,160

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2014	2015
Sales, net of business tax, value-added tax and related surcharges:
Online education services	30,033	30,015
Books and reference materials	1,769	1,661
Others	3,480	3,903

Total net revenue	35,282	35,579
Cost of sales
Cost of services	(9,511)	(11,486)
Cost of tangible goods sold	(1,701)	(484)

Total cost of sales	(11,212)	(11,970)
Gross profit	24,070	23,609
Operating expenses
Selling expenses	(5,639)	(4,336)
General and administrative expenses	(4,227)	(4,200)

Total operating expenses	(9,866)	(8,536)
Other operating income	32	14

Operating income	14,236	15,087
Interest income	1,045	1,096
Interest expense	(97)	(148)
Exchange gain/(loss)	(210)	532

Income before income taxes	14,974	16,567
Less: Income tax expense	(1,555)	(3,052)

Net income attributable to China Distance Education Holdings Limited	13,419	13,515

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.094	0.094
Diluted	0.094	0.094
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.376	0.377
Diluted	0.375	0.376
Weighted average shares used in calculating net income per share:
Basic	142,624,622	142,709,504
Diluted	143,269,355	143,816,644

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2014	2015
Sales, net of business tax, value-added tax and related surcharges:
Online education services	80,545	88,657
Books and reference materials	6,392	6,873
Others	10,259	12,647

Total net revenue	97,196	108,177
Cost of sales
Cost of services	(35,187)	(41,043)
Cost of tangible goods sold	(4,616)	(3,300)

Total cost of sales	(39,803)	(44,343)
Gross profit	57,393	63,834
Operating expenses
Selling expenses	(21,445)	(24,186)
General and administrative expenses	(11,645)	(13,211)

Total operating expenses	(33,090)	(37,397)
Other operating income	253	224

Operating income	24,556	26,661
Interest income	2,964	3,513
Interest expense	(291)	(464)
Exchange gain	232	737

Income before income taxes	27,461	30,447
Less: Income tax expense	(4,052)	(5,874)

Net income attributable to China Distance Education Holdings Limited	23,409	24,573

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.168	0.172
Diluted	0.167	0.171
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.671	0.686
Diluted	0.666	0.684
Weighted average shares used in calculating net income per share:
Basic	139,613,967	142,720,838
Diluted	140,497,204	143,767,990

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
Cost of sales	11,212	11,970
Share-based compensation expense in cost of sales	—	40
Non-GAAP cost of sales	11,212	11,930

Selling expenses	5,639	4,336
Share-based compensation expense in selling expenses	—	20
Non-GAAP selling expenses	5,639	4,316

General and administrative expenses	4,227	4,200
Share-based compensation expense in general and administrative expenses	143	443
Non-GAAP general and administrative expenses	4,084	3,757

Gross profit	24,070	23,609
Share-based compensation expenses	—	40
Non-GAAP gross profit	24,070	23,649

Gross profit margin	68.2%	66.4%
Non-GAAP gross profit margin	68.2%	66.5%

Operating income	14,236	15,087
Share-based compensation expenses	143	503
Non-GAAP operating income	14,379	15,590

Operating margin	40.3%	42.4%
Non-GAAP operating margin	40.8%	43.8%

Net income	13,419	13,515
Share-based compensation expense	143	503
Non-GAAP net income	13,562	14,018

Net income margin	38.0%	38.0%
Non-GAAP net income margin	38.4%	39.4%

Net income per share—basic	0.094	0.094
Net income per share—diluted	0.094	0.094
Non-GAAP net income per share—basic	0.095	0.098
Non-GAAP net income per share—diluted	0.095	0.097

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.376	0.377
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.375	0.376
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.380	0.393
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.379	0.390

Weighted average shares used in calculating basic net income per share	142,624,622	142,709,504
Weighted average shares used in calculating diluted net income per share	143,269,355	143,816,644
Weighted average shares used in calculating basic non-GAAP net income per share	142,624,622	142,709,504
Weighted average shares used in calculating diluted non-GAAP net income per share	143,269,355	143,816,644

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
Cost of sales	39,803	44,343
Share-based compensation expense in cost of sales	—	143
Non-GAAP cost of sales	39,803	44,200

Selling expenses	21,445	24,186
Share-based compensation expense in selling expenses	—	74
Non-GAAP selling expenses	21,445	24,112

General and administrative expenses	11,645	13,211
Share-based compensation expense in general and administrative expenses	503	1,566
Non-GAAP general and administrative expenses	11,142	11,645

Gross profit	57,393	63,834
Share-based compensation expenses	—	143
Non-GAAP gross profit	57,393	63,977

Gross profit margin	59.0%	59.0%
Non-GAAP gross profit margin	59.0%	59.1%

Operating income	24,556	26,661
Share-based compensation expenses	503	1,783
Non-GAAP operating income	25,059	28,444

Operating margin	25.3%	24.6%
Non-GAAP operating margin	25.8%	26.3%

Net income	23,409	24,573
Share-based compensation expense	503	1,783
Non-GAAP net income	23,912	26,356

Net income margin	24.1%	22.7%
Non-GAAP net income margin	24.6%	24.4%

Net income per share—basic	0.168	0.172
Net income per share—diluted	0.167	0.171
Non-GAAP net income per share—basic	0.171	0.185
Non-GAAP net income per share—diluted	0.170	0.183

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.671	0.686
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.666	0.684
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.685	0.739
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.681	0.733

Weighted average shares used in calculating basic net income per share	139,613,967	142,720,838
Weighted average shares used in calculating diluted net income per share	140,497,204	143,767,990
Weighted average shares used in calculating basic non-GAAP net income per share	139,613,967	142,720,838
Weighted average shares used in calculating diluted non-GAAP net income per share	140,497,204	143,767,990

Note 1: Each ADS represents four ordinary shares.